

Trevor Klee @trevor_klee · Sep 22

Side note: almost at $100k for my cat drug crowdfunding! Precommitment period ends 9/27, so get your precommits in before then. Legal disclaimers and full pitch at the link:



wefunder.com

Invest in Highway Pharmaceuticals: Safer, better pharmaceuticals for ...

Safer, better pharmaceuticals for animal autoimmune diseases

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